

Mail Stop 4631

November 4, 2009

By U.S. Mail

Mingwang Lu
Chief Executive Officer
Golden Green Enterprises Limited
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou 451191, China

Re: Golden Green Enterprises Limited
  Amendment No. 2 to Registration Statement on Form F-1
  Filed on October 30, 2009
  File No. 333-161924

Dear Mr. Lu:

We have reviewed your filing and have the following comments.

Fee Table

1. We note that you have added the number of shares to be registered to the fee table. Please add a footnote to the row "Ordinary Shares, no par value" to disclose that the 4,181,817 shares noted in this row consists of the 3,636,363 ordinary shares you are offering and 545,454 ordinary shares to cover over-allotments.

The Offering, page 6

2. Please add the 545,454 ordinary shares to cover over-allotments to this disclosure.

Exhibit 5.1

3. Please have counsel delete the assumption in clause (f) of the second full paragraph on page two. The matters assumed should be readily ascertainable by counsel.

4. Please have counsel delete the assumption in clause (i) of the second full paragraph on page two. The binding effect of the warrants under New York law is a required opinion and cannot be assumed by counsel.

5. Please tell us why counsel needs the assumption in clause (j) of the second full paragraph on page two. Alternatively, counsel can simply delete this assumption.

6.   We note counsel's statement on page three that "[t]his opinion is issued solely for the purposes of the filing of the Registration Statement, and is not to be relied upon in respect of any other matter." This statement suggests that investors cannot rely on the opinion. Please have counsel delete this statement.

7.   Please provide an opinion of counsel that the warrants are binding obligations under New York law. The opinion in numbered paragraph three on page three is not acceptable as its scope is ambiguous and it is limited to the laws of the British Virgin Islands.

                                              *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Dietrich King, Staff Attorney, at (202) 551-3338.

                                                        Sincerely,

                                                        Pamela Long
                                                        Assistant Director

cc: Joseph R. Tiano, Jr., Esq. (Via Facsimile 202-663-8007)